.∴. MassMutual Ascend

MM ASCEND LIFE INVESTOR SERVICES, LLC

Financial Statements

Year Ended December 31, 2025
with Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **1/1/2025** AND ENDING **12/31/2025**

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MM Ascend Life Investor Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

191 Rosa Parks

(No. and Street)

Cincinnati	**Ohio**	**45202**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Nerone	**513-361-9525**	pnerone@mmascend.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

312 Walnut Street Suite 3400	**Cincinnati**	**Ohio**	**45202**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Nerone _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MM Ascend Life Investor Services, LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MM ASCEND LIFE INVESTOR SERVICES, LLC
Financial Statements and Supplemental Information
Year Ended December 31, 2025

Contents

MM ASCEND LIFE INVESTOR SERVICES, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$ 1,147,394
Investments held under deferred compensation plan, at fair value (cost $138,626)	145,569
Commission receivable from affiliate	319,530
Deferred federal income tax asset, net	41,509
Prepaid expenses and other assets	148,213
	$ 1,802,215

Total assets

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Deferred compensation plan liabilities	$ 145,569
Commission payable	319,530
Current federal income tax payable to affiliate	2,729
Accrued expenses and other liabilities to affiliate	283,240
Total liabilities	751,068

Equity:

Member's equity	1,000
Additional paid-in capital	8,680,285
Retained deficit	(7,630,138)
Total equity	1,051,147
Total liabilities and equity	$ 1,802,215

The accompanying notes are an integral part of the financial statements.

MM ASCEND LIFE INVESTOR SERVICES, LLC
Statement of Operations
Year Ended December 31, 2025

REVENUES

Commission income	$ 78,682,197
Management fee income	3,153
Interest and dividend income	34,858
Net realized gains on investment securities	11,343
Total revenues	78,731,551

EXPENSES

Commission expense	78,682,197
Salary and benefits expense	701,118
Deferred compensation expense - net realized gains, interest and dividend income	14,817
Deferred compensation expense - net change in fair value of investment securities	3,620
General and administrative expenses	542,323
Total expenses	79,944,075
Loss before income tax benefit	(1,212,524)
Income tax benefit (expense):	
Current	256,378
Deferred	(3,575)
Total income tax benefit	252,803
Net loss	$ (959,721)

The accompanying notes are an integral part of the financial statements.

MM ASCEND LIFE INVESTOR SERVICES, LLC
Statement of Changes in Equity
Year Ended December 31, 2025

MEMBER'S EQUITY

Balance at beginning and end of year	$	1,000

ADDITIONAL PAID-IN CAPITAL

Balance at beginning of year	$	7,680,285
Capital contribution from parent company		1,000,000
Balance at the end of year	$	8,680,285

RETAINED DEFICIT

Balance at beginning of year	$	(6,670,417)
Net loss		(959,721)
Balance at end of year	$	(7,630,138)

TOTAL EQUITY, AT END OF YEAR | | $ 1,051,147 |

The accompanying notes are an integral part of the financial statements.


MM ASCEND LIFE INVESTOR SERVICES, LLC
Statement of Cash Flows
Year Ended December 31, 2025


CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (959,721)
Adjustments to reconcile net loss to net cash used in operating activities:	
Net realized gains on investment securities	(11,343)
Change in deferred compensation plan liabilities	18,437
Deferred compensation distributions	(36,202)
Provision for deferred income taxes	3,575
Changes in operating assets and liabilities:	
Commission receivable from affiliate	(207,760)
Prepaid expenses and other assets	(104,705)
Commission payable	207,760
Accrued expenses and other liabilities to affiliate	156,585
Current federal income tax payable to affiliate	243,082
Net cash used in operating activities	(690,292)

CASH FLOWS FROM INVESTING ACTIVITIES

Sales of investments	44,369
Purchases of investments	(15,261)
Net cash provided by investing activities	29,108

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contribution from parent company	1,000,000
Net cash provided by financing activities	1,000,000

NET INCREASE IN CASH	338,816
Cash at beginning of year	808,578
Cash at end of year	$ 1,147,394

The accompanying notes are an integral part of the financial statements.

MM ASCEND LIFE INVESTOR SERVICES, LLC
Notes to the Financial Statements
As of and for the Year Ended December 31, 2025

A.   Description of Company

MM Ascend Life Investor Services, LLC ("MMALIS" or the "Company") previously known as Great American Advisors, LLC, was created as an Ohio corporation on December 10, 1993 and converted to a limited liability company on June 24, 2021. MMALIS was initially capitalized in March 1994. The Company registered with the U.S. Securities and Exchange Commission ("SEC") as a broker/dealer and was admitted to the Financial Industry Regulatory Authority in July 1994.

As of May 28, 2021, MMALIS is a direct wholly-owned subsidiary of MassMutual Ascend Life Insurance Company ("MMA"), which is a wholly-owned subsidiary of Glidepath Holdings, Inc., a financial services holding company wholly-owned by Massachusetts Mutual Life Insurance Company. Prior to that date MMALIS was a direct wholly-owned subsidiary of Great American Financial Resources, Inc., a financial services holding company wholly-owned by American Financial Group, Inc.

The Company is engaged in a single line of business as Principal Underwriter and Distributor for the registered annuity contracts issued by MMA and its wholly-owned subsidiary Annuity Investors Life Insurance Company ("AILIC"). The Company has identified the officers of the Company as the chief operating decision makers ("CODM"), who use net expenses to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Supplemental Information, Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to request a capital distribution from the parent (MMA). The Company's management reviews all financial performance on an aggregate level and therefore reports all financial activity under one operating segment. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company is registered as an investment advisor in Ohio and exited all advisory engagements by July 2023.

B.   Significant Accounting Policies

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

MMA and its subsidiaries have an intercompany tax allocation agreement. Pursuant to the agreement, each company's tax expense is determined based upon its inclusion in the consolidated tax return of MMA and its subsidiaries. Estimated payments are made quarterly during the year. Following year-end, additional settlements are made on the original due date of the return and, when extended, at the time the return is filed. The method of allocation among the companies under the agreement is based upon separate return calculations with current credit for losses to the extent the losses provide a benefit in the consolidated return.

Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. A valuation allowance is established to reduce total deferred tax assets to an amount that will more likely than not be realized. No valuation allowance was deemed necessary as a result of the intercompany tax allocation agreement.

Cash includes demand deposits with financial institutions.

MM ASCEND LIFE INVESTOR SERVICES, LLC
Notes to the Financial Statements – Continued
As of and for the Year Ended December 31, 2025

B.   Significant Accounting Policies – Continued

The Company sponsored a deferred compensation plan for certain past registered representatives. The Company purchased mutual funds and money market funds as directed by the plan participants to fund its related obligations. Such securities are held in a custodial account for the participants and are recorded in the Statement of Financial Condition at fair value. These securities are the property of the Company; however, the investment risk related to these securities is borne by the participants. Changes in the Company's associated liability include distributions to participants, interest income, realized gains or losses and changes in fair value. Realized gains or losses on securities are determined on a specific identification basis.

The Company's Commission receivable from affiliate, and Commission advances (included in Prepaid expenses and other assets) represent one pool of financial assets. These receivables are short term in nature and carry minimal credit risk.

Commission income and commission expense are recorded on a trade-date basis as variable annuity product transactions occur. The performance obligation is satisfied on the trade date because this is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Revenue is recorded on a gross basis as the Company controls the obligation to perform those services and is deemed to be a principal in such arrangements.

The Company has a Funding and Expense Administration Agreement with MMA pertaining to its salary, benefit and other expenses. Pursuant to the agreement, expenses were paid by MMA and reimbursed by the Company.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures, which is effective for annual periods beginning after December 15, 2024 for public business entities. This guidance amends disclosure requirements related to the rate reconciliation and income taxes paid to improve the transparency of income tax disclosures. Specifically, it requires (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The Company adopted this guidance prospectively effective January 1, 2025, the adoption of which did not have a significant effect on its financial statements.

C.   Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits on the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $100,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1,500% of its net capital. At December 31, 2025, the Company had defined net capital of $520,060 which was $420,060 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 144%.

MM ASCEND LIFE INVESTOR SERVICES, LLC
Notes to the Financial Statements – Continued
As of and for the Year Ended December 31, 2025

D. Transactions with Affiliates and Other Related Parties

The Company serves as the sole underwriter for variable-indexed annuities sold by MMA and variable annuity contracts sold by AILIC. Commissions received in 2025 from MMA and AILIC for their sales were $76,681,794 and $2,000,403, respectively. The Company paid 100% of AILIC commissions and 98% of MMA commissions to other broker/dealers as commissions. The remaining 2% of MMA commissions were paid to registered representatives of MMALIS.

Pursuant to the Funding and Expense Administration Agreements, the Company was allocated $883,451 and these charges are included in Salary and benefits expense and General and administrative expenses.

MMA has committed to continue to fund normal business operations of the Company to the extent necessary for the Company to continue as a going concern and to remain in compliance with regulatory capital requirements.

E. Income Taxes

On August 16th, 2022, the Inflation Reduction Act was signed into law and includes certain corporate income tax provisions including the imposition of a corporate alternative minimum tax ("CAMT"). The United States Treasury Department and the Internal Revenue Service released proposed regulations on September 12, 2024. As of the reporting date, the Company is not an applicable corporation and therefore not liable for CAMT in 2025.

On July 4th, 2025, "An Act to Provide for Reconciliation Pursuant to Title II of the H. Con. Res. 14" ("the Act") was enacted. The Act provides for several corporate tax changes including, but not limited to, restoring full expensing of domestic research and development costs, restoring immediate deductibility of certain capital expenditures, and changes in the computations of U.S. taxation on international earnings. The Act will not have a tax effect on Company's financial statements.

During the year ended December 31, 2025, the Company received US federal income tax refunds from MMA in the amount of $499,458 in accordance with the tax allocation agreement.

	2025
US federal	$ (499,458)
US state and local	-
Net income tax refunds	$ (499,458)

MMALIS's 2022-2024 tax years remain subject to examination by the Internal Revenue Service.

Companies generally are required to disclose unrecognized tax benefits, which are the tax effect of positions taken on their tax returns which may be challenged by the various taxing authorities, in order to provide users of financial statements more information regarding potential liabilities. Management has determined that no reserves for material uncertain tax positions are required at December 31, 2025.

The Company's pre-tax income, income tax expense, and current and deferred tax assets and liabilities are derived entirely from domestic sources.

MM ASCEND LIFE INVESTOR SERVICES, LLC
Notes to the Financial Statements – Continued
As of and for the Year Ended December 31, 2025

E. Income Taxes - Continued

The components of income taxes included in the Statement of Income for the year ended December 31, 2025 are as follows:

		2025
Income tax (benefit) expense:		
Current:		
Federal	$	(256,378)
State and other		-
Total current		(256,378)
Deferred:		
Federal		3,575
State		-
Total deferred		3,575
Total income tax benefit	$	(252,803)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are reflected without reduction for a valuation allowance. The tax effects of temporary differences that give rise to significant portions of the Deferred tax assets and Deferred tax liabilities as of December 31, 2025 are as follows:

		2025
Deferred tax assets:		
Deferred compensation	$	30,570
Other expense accruals		12,397
Total deferred tax assets		42,967
Deferred tax liabilities:		
Investment items		(1,458)
Other		-
Total deferred tax liabilities		(1,458)
Net deferred tax asset	$	41,509

MM ASCEND LIFE INVESTOR SERVICES, LLC
Notes to the Financial Statements – Continued
As of and for the Year Ended December 31, 2025

E. Income Taxes - Continued

A reconciliation of the differences between the income tax expense and the amount computed by applying the prevailing corporate U.S. federal tax rate to pre-tax income for the year ended December 31, 2025 is as follows:

	Amount	Percent
Benefit for income taxes at the U.S. federal rate	$ (254,630)	21.00%
Domestic state and local income taxes, net of federal income tax effect net of federal income tax effect	-	-
Nontaxable or nondeductible items		
Other	1,827	0.15%
Income tax benefit	$ (252,803)	20.85%

F. Employee Benefit Plans

MMALIS provides retirement benefits to qualified employees through the MMA 401(k) Retirement and Savings Plan, a defined contribution plan. MMA and its subsidiaries make all contributions to the retirement fund portion of the plan and match a percentage of employee contributions to the savings fund. Company contributions are expensed in the year for which they are declared.

The aggregate contributions to the plan for the year ended December 31, 2025 were $53,893 and are included in Salary and benefits expense.

G. Contingencies

The Company is involved in litigation from time to time, generally arising in the ordinary course of business. The outcome of such legal actions is inherently uncertain. None of these matters are expected to have a material adverse effect on the Company's results of operations or financial condition.

H. Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The standards establish a hierarchy of valuation techniques based on whether the assumptions that market participants would use in pricing the asset or liability ("inputs") are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability. The Company did not have any nonrecurring fair value measurements of nonfinancial assets and liabilities in 2025.

Accounting standards for measuring fair value are based on inputs used in estimating fair value. The three levels of the hierarchy are as follows:

Level 1 – Quoted prices for identical assets or liabilities in active markets (markets in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis).

MM ASCEND LIFE INVESTOR SERVICES, LLC
Notes to the Financial Statements – Continued
As of and for the Year Ended December 31, 2025

H. Fair Value Measurements - Continued

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar assets or liabilities in inactive markets (markets in which there are few transactions, the prices are not current, price quotations vary substantially over time or among market makers, or in which little information is released publicly); and valuations based on other significant inputs that are observable in active markets.

Level 3 – Valuations derived from valuation techniques generally consistent with those used to estimate fair values of Level 2 financial instruments in which one or more significant inputs are unobservable or when the market for a security exhibits significantly less liquidity relative to markets supporting Level 2 fair value measurements. The unobservable inputs may include management's own assumptions about the assumptions market participants would use based on the best information available at the valuation date.

The Company's financial instruments consist of institutional mutual funds held in the deferred compensation plan for which quoted market prices in active markets are available. Accordingly, these investments, together with the corresponding deferred compensation liabilities are classified as Level 1. With the exception of the Company's investments held under the deferred compensation plan, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2025.

I. Subsequent Event

Management has evaluated the impact of subsequent events on the Company through the date the financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Supplemental Information

MM ASCEND LIFE INVESTOR SERVICES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2025

NET CAPITAL

Total stockholder's equity	$ 1,051,147
Less non-allowable assets:	
Commission receivable from affiliate	(319,530)
Deferred federal income tax asset, net	(41,509)
Prepaid expenses and other assets	(148,213)
Haircuts on securities held	(21,835)
Net capital	$ 520,060

AGGREGATE INDEBTEDNESS

Deferred compensation plan liabilities, commission payable,	
accrued expenses and other liabilities to affiliate	$ 748,339
Current federal income tax payable to affiliate	2,729
Total aggregate indebtedness	$ 751,068

REQUIRED NET CAPITAL

Required net capital (6 2/3% of aggregate indebtedness	
or $100,000; whichever is greater)	$ 100,000

EXCESS NET CAPITAL

Net capital	$ 520,060
Required net capital	100,000
Excess net capital *	$ 420,060

RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL

Aggregate indebtedness	$ 751,068
Net capital	$ 520,060
Ratio	144%

*   There are no material differences between the preceding computation and
    the computation included in the most recent unaudited Part II of IIA
    of Form X-17a-5 as of December 31, 2025

The accompanying notes are an integral part of the financial statements.

The Company claims an exemption from 17 C.F.R.240.15c3-3(k) under Rule 15c3-3, paragraph (k)(2)(i) "the exemption provisions" and met the exemption provisions throughout the most recent fiscal year January 1, 2025 to December 31, 2025 without exception. The Company also notes in its Exemption Report that its other business activities are consistent with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 in that they are limited to effecting securities transactions via subscriptions and principal trading for its own account and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Therefore, the following reports are not presented:

      A) Computation or Determination of Reserve Requirement under Rule 15c3-3
      B) Information relating to the Possession or Control Requirements under Rule 15c3-3
      C) Computation of PAB Account reserve of broker dealers under Rule 15c3-3

MassMutual Ascend

MassMutualAscend.com
191 Rosa Parks Street
Cincinnati, OH 45202

About us

At MassMutual Ascend, we are committed to going above and beyond – so when it comes to our customers' financial futures, the impossible feels possible. It's the reason we're a leading provider of annuities today, and it's the reason we'll continue rising to the top tomorrow.

As a proud subsidiary of MassMutual with more than five decades of experience, we are proud to offer customers a level of strength and stability they can count on for years to come.

MassMutual Ascend

MM Ascend Life Investor Services, LLC
Member FINRA
A Registered Investment Advisor

191 Rosa Parks Street
Cincinnati, Ohio 45202

PO Box 5423, Cincinnati OH 45201-5423
Phone (513) 361-9525
Fax (513) 412-5109

The Exemption Report

February 20, 2026

MM Ascend Life Investor Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company claims an exemption from 17 C.F.R.240.15c3-3(k) under Rule 15c3-3, paragraph (k)(2)(i) "the exemption provisions", and

(2) The Company met the exemption provisions throughout the most recent fiscal year January 1, 2025 through December 31, 2025 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to effecting securities transactions via subscriptions and principal trading for its own account. The Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Peter Nerone, President and Chief Compliance Officer
MM Ascend Life Investor Services, LLC

Signature: _____ Date: 02/20/2026



Report of Independent Registered Public Accounting Firm

To the Board of Directors
MM Ascend Life Investor Services, LLC:

We have reviewed management's statements, included in the accompanying MM Ascend Life Investor Services, LLC Exemption Report (the Exemption Report), in which MM Ascend Life Investor Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities via subscriptions and principal trading for its own account and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Columbus, Ohio
February 20, 2026



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
MM Ascend Life Investor Services, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion From Membership (Form SIPC-3) of MM Ascend Life Investor Services, LLC (the Company) for the year ended December 31, 2025. The Company's management is responsible for its Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2025 as noted on the accompanying Form SIPC-3. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of the Company and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total Revenues amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 to the total revenues in the Company's audited financial statements included in the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, and noted no difference;

2. Compared the amount in each revenue classification reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 to supporting schedules and working papers , and noted no differences; and

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 and in the related schedules and working papers, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under



section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 20, 2026